

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

June 28, 2006

Via U.S. Mail and Fax (619-466-4730)
Mr. Jeffrey W. Flannery
Chief Executive Officer, Chief Financial Officer and Director
The Jackson Rivers Company
550 Greens Parkway
Suite 230
Houston, TX 77067

> **Re:** **The Jackson Rivers Company**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2005**
> **Filed May 26, 2006**
>
> **Form 10-Q for Fiscal Quarter Ended March 31, 2006**
> **File No. 333-70932**

Dear Mr. Flannery:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for Fiscal Year Ended December 31, 2005

Note 1 – Summary of Significant Accounting Policies, Revenue Recognition, page F-6

1.   Expand your description of revenue recognition to indicate the specific criteria used to determine when revenue recognition is appropriate for each distinct revenue stream. Your disclosure should reflect recognition criteria for building and operating large scale wireless networks, consulting, designing networks for customers, remote data collection and management service.

Note 4 – Acquisition of Diverse Networks, Inc., page F-9

2.   Tell us how you determined that reverse acquisition accounting is appropriate for the exchange of Jackson Rivers Company Series B Preferred with Diverse Networks. In your response, please address the following:

°   Discuss how you applied the guidance in paragraphs 15 through 19 of SFAS 141 in identifying the accounting acquirer.

°   It appears that DNI had operations prior to the merger. Tell us the factors you considered in evaluating whether the transaction is a recapitalization or business combination.

°   Discuss whether you restated prior periods to reflect the recapitalization.

°   Explain why you have not presented earnings per share information for periods prior to the reverse merger since a recapitalization is generally presented retroactively.

°   Tell us why you "expensed" $401,000 in net liabilities assumed and describe the nature and amounts of these items.

Item 8A. Controls and Procedures, page 17

3.   We note your statement in both the Form 10-KSB for the fiscal year ended December 31, 2005 and the Form 10-QSB for the fiscal quarter ended March 31, 2006 that

        'our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2005 (March 31, 2006), the disclosure controls and procedures of the Company were *not as effective* to ensure that information required to be disclosed…'

In future filings, your Chief Executive Officer and Chief Financial Officer should opine on whether the disclosure controls and procedures of the Company are either effective or not effective.

4.   We note that Malone & Bailey identified deficiencies in your internal controls related to depreciation, amortization and the recapitalization for the fiscal period ended December 31, 2005. Your disclosures regarding Controls and Procedures at March 31, 2006 do not indicate identified deficiencies related to the above areas. Tell us supplementally if you have taken actions or have plans to remedy the deficiencies noted at December 31, 2005.

5.   In future filings, disclose in greater detail the status of remediation efforts on previously disclosed deficiencies. Discuss the nature and timing of the specific procedures you have implemented and or when you expect to resolve these matters.

Form 10-QSB for the Quarter Ended March 31, 2006

Note 4 – Notes Payable, page 5

6.   We note your accounting for the conversion options in the convertible notes and the conversion option in the securities purchase agreement, along with associated warrants, as derivative liabilities in accordance with SFAS 133 and EITF 00-19. Since the securities purchase agreement was executed March 31, 2006, it is unclear why you recorded a loss on derivative liability for the three months ended March 31, 2006. It appears the conversion options and warrants would be recorded at fair value in the balance sheet at March 31, 2006 with the remainder of the proceeds allocated to the convertible notes. In subsequent periods, changes in the fair value of the conversion options would be recorded in the income statement. In your response letter, please discuss the accounting literature you considered in determining the appropriate accounting treatment.

Note 6 – Stock Options, page 8

7.   In future filings, revise your stock option disclosures to indicate the number and weighted-average grant-date fair value of those options a) nonvested at the beginning of the period, b) those nonvested at the end of the year, and those c) granted, d) vested, or e) forfeited during the year. If no stock options are non-vested, please disclose this fact within your footnote. See paragraph A240b(2) of SFAS 123R.

*　*　*　*

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Dave Walz, Staff Accountant, at (202) 551-3358 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director